June 14, 2005

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

Washington, D. C. 20549

Re. Comission File Number  000-32819

       Mirenco, Inc. 10-KSB for the fiscal year ended December 31, 2004

       Mirenco, Inc. 10-QSB for the quarter ended March 31, 2005

Dear Ms. Cvrkel:

The following is in response to your correspondence of  June 1, 2005:

Comment 1

Management’s Discussion and Analysis, page 12

We note from your response to comment 1 that the only estimates involved in your accounting process relate to depreciation and amortization.  Considering the significance of your fixed asset balance, we believe that you should also consider the fixed asset impairment analysis addressed in SFAS 144 as part of your section on critical estimates.  Additionally, please include a discussion of income tax valuation allowance as a critical estimate in future filings, or tell us why you do not believe that is significant.  See SEC Release NO. 33-8350. (i.e. FR-72: Section V)

Response 1

We will address the fixed asset impairment analysis and include a discussion of the income tax valuation allowance in future filings.

Comment 2

-GENERAL

We note from your response to comment 6 that you have included the requested disclosure related to your reliance on the supplier, ICE Corporation your MD&A section of your current form 10-Q.  Please confirm to us that in your next Form 10-K, you will include the disclosure in the notes to financial statements.  See paragraphs 21 and 22 of SOP 94-6.

Response 2

We will include the reliance on a sole supplier issue in our Form 10KSB for the fiscal year ending December 31, 2005.

Comment 3

Note A.  Summary of Significant Accounting Policies

-Accounts Receivable, Page 23

We note from your response to comment 7 that you use the direct write-off method to record bad debts.  Unless the Company discloses there is no material difference between your current method of accounting (i.e. direct write-off) and providing an allowance account when it is probable that some or all of a receivable is deemed uncollectible, you should revise your accounting policy accordingly.  In this regard, the allowance method is the acceptable GAAP method.  See paragraph 9 of ARB 43 and paragraph 8 of SOP 01-6.  We may have further comment upon receipt of your response,

Response 3

At December 31, 2004, we had few accounts receivable that were virtually all collected before the submission of our form 10-KSB.  All other items were written off during the year.  We will either convert to the allowance method or disclose the Company’s belief that the difference between the allowance method and the direct write-off method has no material effect on the Company’s financial statements.

Comment 4

Form 10-Q for the quarter ended March 31, 2005

Management’s Discussion and Analysis

We note from your MD&A disclosure in your form 10-Q for the quarter ended March 31, 2005, that billed but uncollected amounts of revenue related to the Iowa Foundation …. Were removed from your books by the Direct Write-Off method.  Please tell us how much of these revenues were written –off and why these revenues were written-off, considering that “management anticipates that additional revenue will be realized from the arrangement.”  Additionally, please tell us the circumstances that changed between December 31, 2004 and March 31, 2005 to change the determination of collectibility.

Response 4

All write-offs for revenues from the arrangement with the Iowa foundation were recorded and written off within the same accounting period.  The Company believes this is the most conservative approach to recognizing revenue.  At no time did any revenues from this arrangement appear in accounts receivable at any period end.  The compensation the Company received came from donors supporting the project and was recorded as income when received.  During the year ended December 31, 2004, the arrangement was discontinued.  We had no receivables from the arrangement at December 31, 2004 or March 31, 2005.

To further clarify the activity, the Company tested school buses throughout Iowa to determine the extent of emissions of diesel particulate matter and issue reports to the various school boards regarding the emissions and suggestions to reduce the emissions.  When we discontinued the relationship with the Iowa Foundation, we continued to test certain buses where the schools agreed to compensate the Company directly.  The continuance was elective on the part of the individual school boards and no longer included the Iowa Foundation.

While our MD&A stated we anticipated future revenues from the relationship with the Iowa Foundation, it might be more accurate to say we are recognizing revenues from the project as opposed to the relationship.

This will be clarified in all future filings.

If there is any further information you require, please let me know.

Sincerely,

/s/ Richard A. Musal

Richard A. Musal

Chief Financial Officer

Endnotes

P O Box 343

206 May Street

Radcliffe, Iowa 50230 USA

Phone (515) 899-2164

1-800-423-9903

Fax (515) 899-2147

World Leader In Vehicle Throttle Control

Web Site (www.mirenco.com)

Toll Free 1-800-423-9903

email (info@mirenco.com)